808 Renewable Energy Corporation

850 Tidewater Shores Loop, Suite 402

Bradenton, Florida

By EDGAR

December 3, 2021

United Sates Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation

100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation
Registration Statement on Form 10-12G Filed October 14, 2021 File No. 000-56313

Dear Sir or Madam:

By letter dated November 3, 2021 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 808 Renewable Energy Corporation (the “Company”) with a letter on the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. The Company has withdrawn the Registration Statement and refiled a new registration statement (the “Refiled Registration Statement”) incorporating your comments as referenced below. For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form 10-12G

Item 1. Business

Background, page 1

1. Please expand your disclosure to describe the economic arrangement with Remy Breton involving Silverlight Electric Vehicle Inc., which you describe as the “sales arm” for the Trike Division, as requested in prior comment 2. It should be clear how this entity would be involved in procuring sales on your behalf.

Response: This disclosure has been revised to clarify that Silverlight Electric Vehicle Inc. is the subsidiary of the Company which handles all aspects of the Vehicle division operations, from sales, procurement of vehicles and manufacturing/assembly.

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Aircraft Division, page 2

2. We note that you did not provide all of the information requested in prior comment 1, regarding the operations of SLA LLC. Please further expand your disclosures to describe the current status of the operations and any change over the historical periods for which you have presented financial information, to include the extent of any manufacturing facilities, productive capacity and utilization of facilities.

Response: Disclosures have been revised to reflect where the company maintains its facilities as well as the productive capacity and utilization of facilities

Government Regulation, page 6

3. We note your revisions in response to prior comment 4 that your gyroplanes are subject to the Federal Aviation Administration (“FAA”) - LSA (Light Sports Aircraft) classification. Please expand your disclosure to discuss material regulations applicable to you under this classification and any related licensing and certification requirements.

Response: We have revised this disclosure to reflect the requested disclosure.

Item 1A. Risk Factors

Risks Related to Our Business, page 7

4. We note your response to prior comment 6 and reissue the comment. You disclose that you hold fifty-five percent (55%) of the membership interest in SilverLight Aviation, LLC, and fifty-one percent (51%) of Silverlight Electric Vehicle Inc., the two subsidiaries through which you operate your business. Please add risk factor disclosure for any risks relating to your partial ownership of these subsidiaries. For example, discuss any material risks related to rights of the minority shareholders such as special voting rights or rights relating to the appointment or removal of managers or directors.

Response: After researching this matter, the minority holders have no special rights in relation to their minority ownership.

Impact of COVID-19 on Our Business, page 11

5. We note your revisions in response to prior comment 8. Please expand your disclosure to discuss what management expects the pandemic’s future impact will be, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. For example, we note your disclosure that sourcing raw materials has been difficult with longer lead times required and the cost of raw materials and manufacturing supplies have also increased. Please refer to the Commission’s CF Disclosure Guidance: Topic No. 9 and 9A, which is available on our website.

Response: We have expanded the disclosure in this Section.

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Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

6. Please expand your disclosures under this heading to provide greater insight into the revenues and costs reported for the annual and interim periods and to differentiate between the activity of SilverLight Aviation LLC prior to your acquisition and the activity of the consolidated entity subsequently.

For example, describe any unusual or infrequent events or transactions or changes that were implemented in connection with your acquisition that would make the results reported for the preceding periods not necessarily indicative of future operations. Also disclose the number of gyroplane kits sold each period, and the reasons for any material change in revenues relative to the number of kits sold during the periods covered by your financial statements.

Also disclose the reasons for the declining trend in sales, the increasing gross profit margins, and any material changes in the costs of components reported as purchases. Please refer to Item 303(a) and (b)(2) of Regulation S-K if you require further clarification or guidance.

Response: MD&A disclosure has been updated for the period ended September 30, 2021 with discussion for the predecessor and successor period. We have also added discussion related to the number of gyroplane kits and future sales expected.

Item 8. Legal Proceedings, page 28

7. We note your revisions in response to prior comment 11. Please expand your disclosure to describe the SEC action against the Company and certain former officers and individuals and related judgment in more detail. In addition, please consider adding a risk factor addressing related risks.

Response: We have expanded the disclosure in this Section as requested.

Item 15. Financial Statements and Exhibits

(a) Financial Statements, page F-1

8. We note that you did not provide separate historical financial statements of Silverlight Aviation LLC (SLA LLC) as requested in prior comment 14, but have instead revised your historical financial statements to include the accounts of this entity for periods that precede your March 15, 2021 acquisition, although without any disclosure of your accounting approach or identifying the activity and notes associated with SLA LLC prior to its acquisition by 808 Renewable Energy Corp.

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Tell your rationale for combining the accounts of these two entities for periods that precede the acquisition without differentiating between the predecessor and successor information. Please explain whether separate historical financial statements of SLA LLC exist for the 2019 and 2020 fiscal years and the subsequent interim period to the date of acquisition, describe the extent to which such financial statements have been audited, and explain why these were not included in your filing.

Tell us how your disclosure under Principles of Consolidation on page F-6 accurately portrays the composition of your financial statements, and why you are presenting disclosures on page F-13 of events that occurred during the interim period as subsequent events.

Response: We have updated our disclosure to properly show SLA LLC as the predecessor entity, with all financial statements reflecting this and our principles of consolidation on F-6 has been updated to properly reflect this. Subsequent events has been updated to eliminate interim period events.

9. We note that although you have substantially revised your financial statements to include the accounts of SilverLight Aviation LLC, the audit report on page F-1 continues to be dated July 20, 2021, and continues to include an explanatory paragraph indicating you have no revenues, which is not consistent with the financial statements. Tell us the date that you engaged the auditors to conduct an audit of the revised financial statements presented in the filing and the date that the audit was complete. If you have not obtained an audit of the revised financial statements please clarify and label accordingly.

Response: Opinion has been updated to reflect SLA, LLC as the predecessor entity as reflected in the financial statements. Additionally, reference to revenues in opinion has been eliminated.

10. Please update the financial statements in your filing to comply with Rule 8-08 of Regulation S-X in any amendment filed on or after November 15, 2021 and prior to the effective date.

Response: Financial statements as presented have included September 30, 2021 and 2020, respectively, along with most recent audited financial statements.

Consolidated Statement of Stockholders’ Equity, page F-4

11. We note that your interim financial statements include a line item labeled Reverse Split and depict a reduction of 1,255,699,280 common shares. Please disclose the specific change on a per share basis, the date authorized, and the reasons. Tell us why you have not retroactively adjusted for the reverse split for all periods presented and reconcile the number of common shares reported as issued and outstanding as of June 30, 2021 on page F-2 with the corresponding number on page F-4.

Response: Reverse Split was related to the Company prior to the acquisition date, for which the presentation has been updated to reflect SLA, LLC as the predecessor company. This disclosure has been eliminated from the financial statements accordingly with this change in predecessor company.

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If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

David Chen, President

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